Exhibit 3.1

Amendment of the Corporation’s Bylaws

RESOLVED, that the Board of Directors of the Corporation consents to, adopts, and approves of the following amendment to the Corporation’s bylaws pursuant to the authority to amend the bylaws provided by Article VII thereof:

1.          Article III, Section 2 of the Corporation’s bylaws is hereby repealed in its entirety and shall be replaced with the following:

Section 2. The number of directors which shall constitute the whole board shall be a minimum of one (1) and a maximum of seven (7), all of whom shall be at least twenty-one years of age and at least one of whom shall be a citizen of the United States. The directors shall be elected at the annual meeting of the stockholders, and except as provided in Section 3 of this article, each director elected shall hold office until his or her successor is elected and qualified. Directors need not be stockholders.

2.          The remainder of the Corporation’s bylaws shall remain in full force and effect.